UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-193478

                                            333-235885

ARLINGTON ASSET INVESTMENT CORP. (EF Merger Sub Inc., as successor by merger to Arlington Asset Investment Corp.)
(Exact name of registrant as specified in its charter)

53 Forest Avenue Old Greenwich, Connecticut 06870 (203) 698-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.75% Senior Notes due 2025 6.000% Senior Notes due 2026
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

6.75% Senior Notes due 2025: 44

6.000% Senior Notes due 2026: 40

*	On December 14, 2023, Ellington Financial Inc. (“EFC”) entered into full and unconditional guarantees of the obligations of EF Merger Sub Inc., as successor by merger to Arlington Asset Investment Corp. (“Merger Sub”), with respect to the 6.75% Senior Notes due 2025 (the “2025 Notes”) and the 6.000% Senior Notes due 2026 (the “2026 Notes,” and together with the 2025 Notes, the “Notes”). In connection with EFC’s guarantee of the Notes and in accordance with Rule 3-10 of Regulation S-X and Rule 12h-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Merger Sub is exempt from the requirements of Section 13(a) and Section 15(d) of the Exchange Act. This Form 15 is not intended as an admission that Merger Sub was previously subject to the reporting requirements under Exchange Act Section 15(d) or that Exchange Act Rule 12h-5 was not applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, EF Merger Sub Inc. (as successor by merger to Arlington Asset Investment Corp.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EF Merger Sub Inc.
(as successor by merger to Arlington Asset Investment Corp.)

Date: January 8, 2024	By:	/s/ JR Herlihy
	Name:	JR Herlihy
	Title:	Chief Financial Officer